UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CACI International Inc

(Exact name of Registrant as specified in its charter)

Delaware	001-31400	54-1345888
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 North Glebe Road,

Arlington, VA 22201

(Address of Principal Executive Offices and Zip Code)

J. William Koegel, Jr.

CACI International Inc

1100 North Glebe Road

Arlington, Virginia 22201

(703) 841-7800

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1), for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

CACI International Inc (“we,” “us,” “our,” “CACI” or “Company”) is a leading provider of information solutions and services, providing comprehensive, practical information solutions and services primarily to the U.S. government in the defense, intelligence and federal civilian markets.

Conflict Minerals Disclosure

This Form SD is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2015 to December 31, 2015.

Product Review

We conducted a review of the products that we manufacture or contract to be manufactured and found that those products contained one or more of the minerals gold, columbite-tantalite (coltan), cassiterite, or wolframite, or their derivatives tantalum, tin, and tungsten (collectively, the “Conflict Minerals”). We believe that the Conflict Minerals included in our products are in most cases necessary to their functionality.

The product review included engagement with representatives from procurement, contracts and each of our business groups to identify both products that may contain Conflict Minerals and the suppliers that needed to be contacted as part of our reasonable country of origin inquiry.

Reasonable Country of Origin Inquiry

We occupy a “downstream” position in the supply chain and do not purchase ore or unrefined Conflict Minerals from mines and generally are removed by multiple tiers from smelters and refiners. Due to our place in the supply chain, we do not have direct knowledge of the country of origin or chain of custody of the Conflict Minerals and must rely on our direct suppliers, who may also be removed from the source of Conflict Minerals, to determine whether any of our products contained Conflict Minerals that originated in the Democratic Republic of the Congo or in a country that shares an internationally recognized border with the Democratic Republic of the Congo (the “Covered Countries”) or were from recycled or scrap sources.

Based on the results of the product review, we conducted a reasonable country of origin inquiry to determine whether any products that we manufactured during 2015 contained Conflict Minerals that either originated in the Covered Countries. We also sought to evaluate whether Conflict Minerals contained in products that we manufactured in 2015 were from recycled or scrap sources.

To conduct the reasonable country of origin inquiry, we surveyed 202 suppliers. We used the conflict minerals reporting template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI) Extractives Working Group (the “EICC/GeSI Reporting Template”).

We have initiated a process to review the reasonableness and reliability of our suppliers’ responses. This review has included a review of the completeness and internal consistency of responses, as well as a review of the extent to which suppliers’ responses are reasonable based on the nature of the products that they provide to the Company.

Conclusions from Reasonable Country of Origin Inquiry

We have concluded that the responses obtained in its reasonable country of origin inquiry were insufficient to form the basis for a reasonable belief that none of the Conflict Minerals necessary to the functionality or production of the Company’s products originated in a Covered Country.

Item 1.02

A copy of CACI International Inc’s Conflict Minerals Report for the period from January 1, 2015 to December 31, 2015 has been attached as Exhibit 1.01 hereto and is publicly available at http://www.caci.com/conflictmineralsreport2016.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report of CACI International Inc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned on May 31, 2016.

CACI International Inc

By:	/s/ J. WILLIAM KOEGEL, JR.
J. William Koegel, Jr.
Executive Vice President, General Counsel

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